From:Peter H. Koch – CEO and Director

Unicorn Real Estate Holdings, Inc.

87 N. Raymond Ave – Suite 200

Pasadena, CA 91103

To: U.S. Securities and Exchange Commission

Division of Corporate From:Peter H. Koch – CEO Finance

Office of Real Estate and Commodities

Date:April 15, 2019

RE: Response(s) to SEC Comment Letter dated February dated February 28, 2018 on Offering

Statement Filed January 17, 2019 – responses in Red.

Form 1-A filed January 17, 2019

Risk Factors, page 7

1.Please ensure that all risk factors include a subcaption that adequately describes the risk. Additionally, in the first risk factor, please disclose that management will have control, they will have the ability to make decisions regarding (i) changing your business without shareholder notice or consent, (ii) make changes to your articles of incorporation whether to issue additional common and preferred stock, including to themselves, (iii) make employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

The following was added to the first Risk Factor:

Management will have the ability to make decisions regarding: (i) changing the business without shareholder notice or consent, (ii) make changes to the articles of incorporation whether to issue additional common and preferred stock, including themselves, (iii) make employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

Sub captions added as requested.

2.Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose your net losses to date.

The following Risk Factor was added:

There is substantial doubt as to our ability to continue as a going concern. We have incurred significant operating losses since our formation and expect to incur significant losses in the foreseeable future. The Company has incurred net losses of ($36,864) as of September 30, 2018. We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our business and may cause us to go out of business.

FirstName

Dilution, page 11

3.Please show us how you calculated a net tangible book value at September 30, 2018 of $0.001 per share given assets of $31,456 and zero liabilities. Additionally, please doublecheck all calculations within your dilution table. We may have further comment.

The following response to Comment 3:

The Company has elected to change the Offering price to $1.00 and offer 50M shares.

The Dilution calculations have been reviewed and adjusted accordingly.

Use of Proceeds, page 13

4.We note your disclosure that you intend to use proceeds for "development costs associated with current projects" and "development costs for future projects." Please describe more specifically these development costs. In your business section, please describe your current projects, and, if you have identified future projects, please provide more detailed disclosure regarding these projects. Additionally, please more specifically describe the "marketing and distribution costs of your product(s)." Please also provide more detail in your business section regarding the steps you have taken to market your business and the steps you plan to take to further market your business.

Response to Comments 4 and 5 – the following has been added to the filing:

The Company has currently identified Four properties that will be marketed to European commercial real estate investors. Development Cost will go to hiring consultants to do thorough Cost Benefit Analysist, Cash Flow Projections, Anticipated future CAP rates, and a full commercial appraisal for each property. The Company will target a minimum of six additional properties for review. There will also be travel cost (included in the Development Cost) to do further on-site inspection of the targeted properties. The Company will assess a 2-5% transaction fee for handling the acquisition and will charge a 4-8% property management fee for managing the property on behalf of the investor(s). In some cases, the Company may take a minority (not to exceed 20%) equity position in projects it deems advisable to invest in.

The Company is currently in final negotiations with a US based real estate development company to take a minority equity stake in their company. The Company is also currently seeking other real estate developers to negotiate minority stakes not to exceed 20%.

The Company will market its business through an active European Social Media presence and will host Investor Seminars in multiple European cities to present targeted properties and opportunities. This will entail the following process: 1) Building a web presence specifically targeted to our core consumer in multiple languages. 2) Targeting markets to hold Investor Seminars on the advantages of investing in US based Income producing Commercial Properties. 3) Hiring a social media marketing firm to develop and execute a cohesive social media campaign driving traffic to the web presence and the Investor Seminars.

Item 7. Description of Business, page 14

5.Please provide disclosure regarding the business you have engaged in to date and your current operations. Additionally, we note that your "revenue model includes consulting fees, placement fees, performance incentives, cash flow from real estate holdings, and liquidation of equity positions." Please provide more detailed disclosure as to how your intended operations will generate this revenue. To the extent you intend to invest in equity, please clarify whether you intend to hold controlling positions. Please clarify if there are any limits on the amount of real estate you intend to hold or the amount of equity you may invest in.

See above.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

6.Please revise to provide an expanded discussion of your cash requirements for the next twelve months to continue operations. Disclose your specific plan of operation, including detailed milestones, anticipated time frame for beginning and completing each milestone, and the categories of expenditures. Please refer to Item 9(c) of Form 1-A.

The following was added to Item 9 in response to Comment number 6.:

The Company has established a MINIMUM Annual Operating Budget of $173,010 to cover General and Administrative (salaries, rent, IT, etc.), Product Marketing, Legal and Accounting, Transfer Agent fees, and Miscellaneous. If the Company cannot raise $173,010 in this Capital Raise or through Profits within 12 months, it will cease to operate.

Item 10. Directors, Executive Officers, and Significant Employees, page 18

7.We note that you provide disclosure regarding Mr. Koch. However, on page 17, you state that your board is "comprised of four individuals, one of them being [y]our executive officer and another one of them being [y]our financial officer with [y]our final two as directors." We also note the disclosure on page 12 that "[a]t the end of the offering, Mr. Higley will continue to primarily perform substantive duties." Please revise your disclosure to include these additional individuals. Additionally, please revise your signature page as appropriate. Please refer to the instructions to signatures in Form 1-A.

The following response to Comment 7:

This was a typo and the “Mr. Higley” referenced is not a part (nor ever has been) a part of the Company. The reference and all verbiage pertaining to a Mr. Higley has been removed.

The following was added to Item 10:

The Company plans to add four additional Board members to the Board of Directors, with two being Independent Directors. This will comprise a Board of Directors with a total of five Directors. While the Company is currently seeking and interviewing new Directors there is no assurance that they will be able to fill these appointments.

FirstName

Part III Exhibits, page 22

8.We note paragraph 8 indicates that the subscription agreement will be construed in accordance with the laws of the state of Wyoming. However, you state that you are a Delaware corporation. Please revise as appropriate. Additionally, it appears that you may be establishing an exclusive forum in Wyoming. Please revise this disclosure as appropriate and clarify whether you intend for the exclusive forum to include the federal courts of the appropriate state. As applicable, please revise your disclosure in your 1-A to add risk factor disclosure regarding any exclusive forum provision.

The following is the response Comment 8:

This was a typo and all references to Wyoming were changed to Delaware.

The language of Part III Exhibits page 22, Paragraph 8 has been amended as follows:

“This Agreement shall be construed in accordance with, and governed by, the laws of the Court of Chancery of the State of Delaware for any claim as to which the Court of Chancery has jurisdiction. Unless any claim as to which the Court of Chancery determines there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. “

The exclusive forum provisions contained in provide an exception to the designation of the Court of Chancery as the exclusive forum for “any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction” (emphasis added). Accordingly, the provision does not designate the Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act, or for which the Court of Chancery otherwise does not have subject matter jurisdiction. We believe that the underlined language above clearly states that the exclusive forum designation would not apply to actions for which the Exchange Act creates exclusive federal jurisdiction.

Consent, page Ex-11

9.A copy of the auditors’ report was included as Exhibit 11 instead of the consent of your auditor. In an amended filing, please obtain and include within Exhibit 11 the consent of your auditor whereby your auditor provides consent for the use of their auditors’ report in connection with your filing on Form 1-A.

The following is the response to Comment 9:

A current signed and dated consent from our auditor with consent is included with this amendment

Independent Auditors’ Report, page F-1

10.We note your audit opinion does not appear to conform to the format outlined within PCAOB Auditing Standards 3101. Please consult with your independent auditors and revise accordingly.

The following is the response to Comment 10:

The audit opinion conforms to the rules of Regulation A. Per Amendments to Regulation A revised February 4, 2019- Number 3 Offering Statement, 3b. Part II, iii, Financial Statements “Part II of Form 1-A requires issuers to provide financial statements that comply with the requirements of Part F/S. Part F/S requires issuers in both Tier 1 and Tier 2 offerings to file balance sheets and related financial statements for the two previous fiscal year ends (or for such shorter time that they have been in existence). For Tier 1 offerings, issuers are not required to provide audited financial statements unless the issuer has already prepared them for other purposes. Issuers in Tier 2 offerings are required to include financial statements in their offering circulars that are audited in accordance with either the auditing standards of the American Institute of Certified Public Accountants (AICPA) (referred to as U.S. Generally Accepted Auditing Standards or GAAS) or the standards of the Public Company Accounting Oversight Board (PCAOB). Part F/S requires issuers in both Tier 1 and Tier 2 offerings to include financial statements in Form 1-A that are dated not more than nine months before the date of non-public submission, filing, or qualification, with the most recent annual or interim balance sheet not older than nine months. If interim financial statements are required, they must cover a period of at least six months.” The audit opinion is in accordance with the auditing standards of the American Institute of Certified Public Accountants (AICPA).

Statement of Stockholders’ Equity, page F-4

11.We note that amounts, including total stockholders’ equity, do not correspond to the amounts on page F-2. In addition, you indicate 10 million shares issued and outstanding, while disclosing elsewhere that only 3 million shares are issued and outstanding. Please advise or revise accordingly.

The following is the response to Comment 11:

This was an error and all appropriate amounts for shares issued and outstanding have been changed to ten million (10,000,000).